UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NextDecade Corporation
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

65342K 105
(CUSIP Number)

Shawn Kim
280 Park Avenue, 23rd Floor East Tower
New York, New York
(929) 415-4433
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Eric C. Otness, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana, Suite 6800
Houston, Texas 77002-5026
Tel.: (713) 655-5100

June 13, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. HGC NEXT INV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,410,842
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,410,842
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,410,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1% (1)
14.	Type of Reporting Person: OO

(1)
The percentage calculation is based on 257,994,156 shares of Common Stock issued and outstanding as of May 3, 2024 as set forth in the Issuer’s Amendment No. 1 to its most recent Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on May 13, 2024.

1.	Names of Reporting Persons. Hanwha Impact Partners Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,410,842
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,410,842
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,410,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on 257,994,156 shares of Common Stock issued and outstanding as of May 3, 2024 as set forth in the Issuer’s Amendment No. 1 to its most recent Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on May 13, 2024.

1.	Names of Reporting Persons. Hanwha Impact Global Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,410,842
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,410,842
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,410,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on 257,994,156 shares of Common Stock issued and outstanding as of May 3, 2024 as set forth in the Issuer’s Amendment No. 1 to its most recent Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on May 13, 2024.

1.	Names of Reporting Persons. Hanwha Aerospace Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,690,914
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,690,914
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,690,914
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on 257,994,156 shares of Common Stock issued and outstanding as of May 3, 2024 as set forth in the Issuer’s Amendment No. 1 to its most recent Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on May 13, 2024.

1.	Names of Reporting Persons. Hanwha Ocean USA International LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,690,914
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,690,914
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,690,914
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on 257,994,156 shares of Common Stock issued and outstanding as of May 3, 2024 as set forth in the Issuer’s Amendment No. 1 to its most recent Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on May 13, 2024.

1.	Names of Reporting Persons. Hanwha Ocean USA Holdings Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,690,914
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,690,914
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,690,914
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on 257,994,156 shares of Common Stock issued and outstanding as of May 3, 2024 as set forth in the Issuer’s Amendment No. 1 to its most recent Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on May 13, 2024.

1.	Names of Reporting Persons. Hanwha Ocean Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,690,914
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,690,914
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,690,914
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on 257,994,156 shares of Common Stock issued and outstanding as of May 3, 2024 as set forth in the Issuer’s Amendment No. 1 to its most recent Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on May 13, 2024.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”) of NextDecade Corporation, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on February 16, 2023, as amended by Amendment No. 1 thereto on July 18, 2023 (“Amendment No. 1”) (as amended, the “Schedule 13D”). This Amendment No. 2 represents an initial Schedule 13D filing for Hanwha Aerospace Co., Ltd., Hanwha Ocean USA International LLC, Hanwha Ocean USA Holdings Corp. and Hanwha Ocean Co., Ltd. (the “New Reporting Persons). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of this Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.0001 par value per share (“Common Stock”) of NextDecade Corporation, a corporation formed under the laws of the State of Delaware (the “Issuer”), whose principal executive offices are located at 1000 Louisiana Street, Suite 3300, Houston, Texas 77002.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

(a) – (c), (f)	This Statement is being filed jointly by:
i.	HGC NEXT INV LLC (“HGC”), a Delaware limited liability company;
ii.	Hanwha Impact Partners Inc. (“HIP”), a Delaware corporation and the sole member of HGC;
iii.	Hanwha Impact Global Corporation (“HIG”), a corporation organized under the laws of the Republic of Korea and the sole shareholder of HIP;
iv.	Hanwha Aerospace Co., Ltd. (“Hanwha Aerospace”), a corporation organized under the laws of the Republic of Korea.
v.	Hanwha Ocean USA International LLC (“Hanwha Ocean LLC”), a Delaware limited liability company;
vi.	Hanwha Ocean USA Holdings Corp. (“Hanwha Ocean Corp.”), a Delaware corporation and the sole member of Hanwha Ocean LLC; and
vii.	Hanwha Ocean Co., Ltd. (“Hanwha Ocean”), a corporation organized under the laws of the Republic of Korea.
Each of HIP and HIG may be deemed to have voting and investment power over the Common Stock beneficially owned by HGC. Each of Hanwha Ocean Corp. and Hanwha Ocean may be deemed to have voting and investment power over the Common Stock beneficially owned by Hanwha Ocean LLC.

The address of the principal office of both HIP and HGC is 501 2nd Street, Suite 500, San Francisco, CA 94107. The address of the principal office of both Hanwha Aerospace and HIG is 86, Cheonggyecheon-ro, Jung-gu, Seoul, South Korea. The address of the principal office of both Hanwha Ocean LLC and Hanwha Ocean Corp. is 5051 Westheimer Rd., Galleria Tower II, Suite 1400, Houston, TX 77056. The address of the principal office of Hanwha Ocean is 3370, Geoje-daero, Geoje-si, Gyeongsangnam-do, South Korea.

The principal business of HGC and HIP is investment and management of investments. The principal business of HIG is to act as an investment holding company. Hanwha Aerospace and its subsidiaries are primarily engaged in the production and sale of aircraft gas turbine engines and components, self-propelled guns, armored vehicles, space launch vehicles, satellite systems, and providing services utilizing IT technology, based on core technologies in the field of high precision machinery both domestically and internationally. The principal business of Hanwha Ocean is shipbuilding. The principal business of Hanwha Ocean Corp. and Hanwha Ocean LLC is investing in new businesses and managing Hanwha Ocean's subsidiaries in the United States and other countries. Hanwha Ocean Corp. is holding Hanwha Ocean LLC, and Hanwha Ocean LLC will be holding other subsidiaries in various business sectors.

Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Except as otherwise designated in Annex A, each of the Covered Persons is a citizen of the United States of America. Except as otherwise disclosed herein, none of the Covered Persons beneficially own Common Stock.

The filing of this statement should not be construed to be an admission that the Reporting Persons are members of a “group” for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. The filing of this statement should not be construed as an admission that any New Reporting Person is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the shares of Common Stock reported herein.

(d)
Except as set forth on Annex B attached hereto, none of the Reporting Persons, nor, to the best of their knowledge, any of their Covered Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented by the following:

Pursuant to the secondary block trade agreement (the “Hanwha Ocean Block Trade Agreement”), dated June 13, 2024, by and among Hanwha Ocean LLC and the sellers party thereto (the “Sellers”), and the secondary block trade agreement (the “Hanwha Aerospace Block Trade Agreement” and, together with the Hanwha Ocean Block Trade Agreement, the “Block Trade Agreements”), dated June 13, 2024, by and among Hanwha Aerospace and the Sellers, Hanwha Ocean LLC and Hanwha Aerospace agreed to purchase up to 35,072,737 shares of Common Stock, in each case pursuant to the terms and conditions of the applicable Block Trade Agreement. The purchase of the Common Stock by both Hanwha Ocean LLC and Hanwha Aerospace pursuant to the Block Trade Agreements is expected to close within two business days of the HSR Clearance Date (as defined in each of the Block Trade Agreements).

The shares of Common Stock that Hanwha Ocean LLC agreed to purchase pursuant to the Hanwha Ocean Block Trade Agreement will be paid for with the working capital of Hanwha Ocean. The shares of Common Stock that Hanwha Aerospace agreed to purchase pursuant to the Hanwha Aerospace Block Trade Agreement will be paid for with the working capital of Hanwha Aerospace.

References to, and descriptions of, the Hanwha Ocean Block Trade Agreement and the Hanwha Aerospace Block Trade Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of such agreements, which are attached hereto as Exhibit 99.2 and 99.3, respectively.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
Items (a) – (c) of this Schedule 13D are hereby amended and restated as follows:
(a) – (b) Calculations of the percentage of Common Stock beneficially owned are based on an aggregate of 257,994,156 shares of Common Stock issued and outstanding as of May 3, 2024 as set forth in the Issuer’s Amendment No. 1 to its most recent Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on May 13, 2024.
The aggregate number and percentage of the Common Stock beneficially owned by each of the Reporting Persons and, for such Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented as follows:

Exhibit Number	Description

99.1	Joint Filing Agreement

99.2	Secondary Block Trade Agreement, dated June 13, 2024, by and among Hanwha Ocean LLC and the Sellers

99.3	Secondary Block Trade Agreement, dated June 13, 2024, by and among Hanwha Aerospace and the Sellers

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 17, 2024

HGC NEXT INV LLC

By: Hanwha Impact Partners Inc., its managing member

By:	/s/ Sunghyun Hong
Name:	Sunghyun Hong
Title:	President

Hanwha Impact Partners Inc.

By:	/s/ Sunghyun Hong
Name:	Sunghyun Hong
Title:	President

Hanwha Impact Global Corporation

By:	/s/ Sung Bin Lim
Name:	Sung Bin Lim
Title:	President

Hanwha Aerospace Co., Ltd.

By:	/s/ Jaeil Son
Name:	Jaeil Son
Title:	Chief Executive Officer

Hanwha Ocean USA International LLC

By:	/s/ Sukwon Lee
Name:	Sukwon Lee
Title:	Chief Executive Officer

Hanwha Ocean USA Holdings Corp.

By:	/s/ Sukwon Lee
Name:	Sukwon Lee
Title:	Chief Executive Officer

Hanwha Ocean Co., Ltd.

By:	/s/ Duhyoung Ryoo
Name:	Duhyoung Ryoo
Title:	President

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Executive Officers and Directors of HGC NEXT INV LLC

Business Address: 501 2nd Street, Suite 500, San Francisco, CA 94107

Name:	Principal Occupation:
Hanwha Impact Partners Inc.	Managing Member of HGC NEXT INV LLC

Executive Officers and Directors of Hanwha Impact Partners Inc.

Business Address: c/o Hanwha Impact Partners Inc., 501 2nd Street, Suite 500, San Francisco, CA 94107

Name:	Principal Occupation:
Sunghyun Hong (citizen of South Korea)	President / Director
Inkyoon Jung (citizen of South Korea)	Secretary / Treasurer / Director

Executive Officers and Directors of Hanwha Impact Global Corporation

Business Address: c/o Hanwha Impact Global Corporation, Hanwha Building, Cheonggyecheon-ro 86, Jung-gu, Seoul, South Korea

Name:	Principal Occupation:
Sung Bin Lim (citizen of South Korea)	President / Director
Gi Yeol Nam (citizen of South Korea)	Compliance Officer
Joohun Shin (citizen of South Korea)	Director
Steve Sukyung Park	Director

Executive Officers and Directors of Hanwha Aerospace Co., Ltd.

Business Address: c/o Hanwha Aerospace Co., Ltd., Hanwha Building, Cheonggyecheon-ro 86, Jung-gu, Seoul, South Korea

Name:	Principal Occupation:
Dongkwan Kim (citizen of South Korea)	Vice Chairman / Director
Jae Il Son (citizen of South Korea)	President & CEO / Director
Byungchul An (citizen of South Korea)	Head of Strategy Office / Director, Chairman
Hyoun Jin Kim (citizen of South Korea)	Outside Director
Jingoo Jun (citizen of South Korea)	Outside Director
Huy jae Chon (citizen of South Korea)	Outside Director
Do-jin Jung (citizen of South Korea)	Outside Director

Executive Officers and Directors of Hanwha Ocean USA International LLC

Business Address: c/o Hanwha Ocean USA International LLC, 5051 Westheimer Rd., Galleria Tower II, Suite 1400, Houston, TX 77056

Name:	Principal Occupation:
Suk-Won Lee (citizen of South Korea)	Chief Executive Officer / Manager

Executive Officers and Directors of Hanwha Ocean USA Holdings Corp.

Business Address: c/o Hanwha Ocean USA Holdings Corp., 5051 Westheimer Rd., Galleria Tower II, Suite 1400, Houston, TX 77056

Name:	Principal Occupation:
Suk-Won Lee (citizen of South Korea)	Chief Executive Officer / Director

Executive Officers and Directors of Hanwha Ocean Co., Ltd.

Business Address: c/o Hanwha Ocean Co., Ltd., 3370, Geoje-daero, Geoje-si, Gyeongsangnam-do, South Korea

Name:	Principal Occupation:
Hyek-Woong Kwon (citizen of South Korea)	Chief Executive Officer / Director
Jong-Seo Kim (citizen of South Korea)	Head of Commercial Vessel Business / Director
Du-Hyoung Ryoo (citizen of South Korea)	Head of Business Planning Office / Director
Shin-Hyung Rhee (citizen of South Korea)	Outside Director
Bong-Hwan Kim (citizen of South Korea)	Outside Director
George Prescott Bush	Outside Director
Nak-Hee Hyun (citizen of South Korea)	Outside Director
Jae-Ik Kim (citizen of South Korea)	Outside Director

ANNEX B

LEGAL PROCEEDINGS

Item 2(d) Legal Proceedings of Hanwha Aerospace Co., Ltd.
On August 24, 2020, the Changwon District Court in Changwon, South Korea issued a fine of 1,000,000 KRW to Hanwha Aerospace for professional negligence in discharging cutting oil into public waters in violation of Article 78 of the South Korea Water Environment Conservation Act.
On November 1, 2022, Hanwha Defense Co., Ltd. (“Hanwha Defense”) merged with and into Hanwha Aerospace and, on April 1, 2023, Hanwha Munitions Corporation (“HMC”) merged with and into Hanwha Aerospace (together, the “Mergers”). Set forth below are the Item 2(d) legal proceedings of Hanwha Defense and HMC that Hanwha Aerospace inherited as a result of the Mergers.
On November 25, 2019, the Changwon District Court in Changwon, South Korea issued a fine of 1,500,000 KRW to Hanwha Defense for inadequate safety measures in violation of Article 23 of the South Korea Occupational Safety Health Act (“OSHA”).
On August 30, 2018, the Cheongju District Court in Cheongju, South Korea issued a fine of 500,000 KRW to HMC for a major industrial accident caused during the manufacturing of ignition powder in January 2018 in violation of Article 23 of OSHA.
On August 30, 2018, the Ministry of Employment and Labor in Sejong-si, South Korea issued a fine of 500,000 KRW for a violation of Article 51, Paragraph 7 of OSHA.
On November 2, 2018, the Yeongsan River Basin Environmental Office in Gwangiu, South Korea issued a fine of 2,000,000 KRW to HMC for exceeding emission standards for persistent pollutants in violation of Article 14, Paragraph 3 of the Persistent Pollutants Control Act.
On July 15, 2019, the Daejeon Regional Office of Employment and Labor, Chungju Branch issued a fine of 1,000,000 KRW after HMC was found to be in violation of Article 43, Paragraph 1 of OSHA.
On September 17, 2019, the Gwangju District Prosecutor's Office, Suncheon Branch issued a 5,000,000 KRW fine after HMC was found to be in violation of Article 71 of OSHA.
On October 17, 2019, the Busan Regional Office of Employment and Labor, Ulsan District Office issued a fine of 2,500,000 KRW after HMC was found to be in violation of Articles 12, 34 and 49-2 of OSHA.
On October 24, 2019, the Daejeon Regional Office of Employment and Labor, Cheongju District Office issued a fine of 3,000,000 KRW after HMC was found to be in violation of Article 11, Paragraph 1 of OSHA.
On November 13, 2019, the Cheongju District Court in Cheongju, South Korea issued a fine of 5,000,000 KRW to HMC after it was found to be in violation of Article 23, Paragraph 1 of OSHA.
On November 28, 2019, the Jungbu Regional Office of Employment and Labor in South Korea issued a fine of 1,500,000 KRW to HMC after it was found to be in violation of Article 14, Paragraph 1 of OSHA.
On January 29, 2020, the Daejeon District Prosecutor's Office in Daejeon, South Korea issued a fine of 1,000,000 KRW to HMC for failure to fulfill obligations for industrial accident prevention in violation of Article 71 of OSHA.
On November 10, 2020, the Gwangju District Court in Suncheon, South Korea issued a fine of 1,000,000 KRW to HMC for failure to take measures in places where workers are at risk of falling or tripping in violation of OSHA.
On January 2, 2021, the Seoul Central District Prosecutor's Office in Seoul, South Korea issued a fine of 3,000,000 KRW to HMC for violations of the South Korea Customs Act (the “Customs Act”).

On June 21, 2019, the Daejeon District Prosecutor's Office in Daejeon, South Korea issued a fine of 3,000,000 KRW to HMC for violations of the South Korea Act on the Safety Control of Hazardous Substances.
On January 28, 2020, the Daejeon District Prosecutor's Office in Daejeon, South Korea issued a fine of 30,000,000 KRW to HMC as a penalty for a violation of Article 71 of OSHA in 2018.
On February 16, 2021, the Incheon District Court in Incheon, South Korea issued a fine of 5,000,000 KRW to HMC for its failure to obtain export permission from the Ministry of Trade, Industry and Energy for strategic materials in violation of the Customs Act and the South Korea Foreign Trade Act.
On January 20, 2021, the Seoul Central District Prosecutor's Office in Seoul, South Korea issued a fine of 3,000,000 KRW to HMC for violations of import permits for Wood Pellet and Candelilla Wax under the Customs Act, South Korea Act On The Sustainable Use Of Timbers and South Korea Wildlife Protection And Management Act.
On July 5, 2019, the Gwangju District Court in Suncheon, South Korea issued a fine of 13,200,000 KRW to HMC for the import of wood pellets without meeting import conditions under the Customs Act and South Korea Act On The Sustainable Use Of Timbers.
On November 18, 2022, the Daejon District Court in Daejon, South Korea issued a fine of 3,000,000 KRW to HMC for failure to comply with the change of a business permit for hazardous chemicals in violation of Article 28, Paragraph 5 of the South Korea Chemical Substance Control Act.
On February 2, 2023, the Cheongju District Court in Cheongju, South Korea issued a fine of 1,500,000 KRW to HMC for a violation of Article 168, Paragraph 1 of OSHA.
Item 2(d) Legal Proceedings of Hanwha Ocean Co., Ltd.
On March 25, 2022, the Employment and Labor Office in Tongyeong, South Korea issued an order to stop certain operations to Hanwha Ocean for a violation of OSHA resulting from an accidental death caused by a falling object during the replacement of an elevator wire.
On May 2, 2022, the Geoje Fire Station in Geoje, South Korea issued fines to Hanwha Ocean of (i) 800,000 KRW for a discrepancy between the firefighting facility self-inspection date and the result report inspection date in violation of OSHA, and (ii) 1,000,000 KRW for failure to keep inspection records for indoor storage of dangerous goods in violation of OSHA.
On September 5, 2022, the Employment and Labor Office in Tongyeong, South Korea issued a fine of 23,760,000 KRW resulting from corrective orders during safety and health supervision in violation of OSHA.
On June 23, 2023, the Korea Exchange issued a fine of 8,000,000 KRW to Hanwha Ocean for failure to make certain required disclosures.